UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

QURATE RETAIL, INC.

(Exact name of Registrant as specified in its charter)

State of Delaware	001-33982	84-1288730
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

12300 Liberty Boulevard Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Richard N. Baer

(720) 875-5300

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒               Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD, a Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is available on our corporate website at http://qurateretail.com/investor-relations/conflict-minerals-policy.html. The information contained on our website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered to be part of this Form SD or the Conflict Minerals Report.

Information concerning conflict minerals from recycled or scrap sources identified by our suppliers as being contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QURATE RETAIL, INC.
(Registrant)

By:	/s/ Richard N. Baer	May 31, 2019
Name:	Richard N. Baer
Title:	Chief Legal Officer